

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 26, 2016

Robin Yanhong Li
Chairman and Chief Executive Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

      Re: **Baidu, Inc.**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 8, 2016
              File No. 000-51469

Dear Mr. Li:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief
                        Office of Information Technologies and
                        Services

cc: Julie Gao, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP